August 4, 2005

Mail Stop 4561

Paul M. Zlotoff
Uniprop Manufactured Housing Communities Income Fund
280 Daines Street, Suite 300
Birmingham, MI 48009

Re:	Uniprop Manufactured Housing Communities Income Fund
Schedule 14A
Filed July 25, 2005
File No. 0-15940

Dear Mr. Zlotoff:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

1. We note from page 3 that your proposed refinancing will result in a non-taxable distribution of $149 per unit to all limited partners.
We further note from page 10 that you cannot predict with "absolute certainty" the tax consequences connected with the proposed transaction. Please revise your disclosure on page 3 and elsewhere to make this uncertainty clear to your investors or tell us why these statements are not inconsistent.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Geoffrey Ossias at 202-551-3404 or me at 202-
551-3780 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel


cc:	KIRKPATRICK & LOCKHART
      Nicholas Hodge (via facsimile, 617-261-3175)
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Paul M. Zlotoff
Uniprop Manufactured Housing Communities Income Fund
August 4, 2005
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